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Schedule 13D


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            UNITED STATES                                   OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION             --------------------------------
       WASHINGTON, D.C. 20549                         OMB Number: 3235-0145
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            SCHEDULE 13D                           Expires: December 31, 2005
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                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                                RMS Titanic, Inc.
                            --------------------------
                                (Name of Company)

                                  Common Stock
                            --------------------------
                         (Title of Class of Securities)

                                   0007496121
                            --------------------------
                                 (CUSIP Number)


              Joseph B. Marsh, 605 Surfside Drive, Akron, OH 44319
                                 (330) 645-0181
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 14, 2003
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 40.13d-1(1) or 240.13d-I(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13D

CUSIP No . 0007496121



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         1.       Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).

                  Joseph B. Marsh

         2.       Check the Appropriate Box if a Member of a Group
                  (See Instructions)

                  (a) [   ]

                  (b) [ X ]
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         3.       SEC Use Only


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         4.       Source of Funds (See Instructions):    PF

--------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e) ........

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         6.       Citizenship or Place of Organization:   United States

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Number of Shares   7.       Sole Voting Power
Beneficially                3,291,768 or 17.63%
Owned by Each      8.       Shared Voting Power
Reporting Person            0.00
With               9.       Sole Dispositive Power
                            3,291,768 or 17.63%

                   10.      Shared Dispositive Power
                            0.00
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         3,291,768  shares

--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)............

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11):  17.63%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions):  IN


--------------------------------------------------------------------------------





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ITEM 1.  SECURITY AND COMPANY.

         This Schedule 13D filed on October 14, 2003, relates to the common stock $.0001 par value per share (the "Common Stock"), of RMS Titanic, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 3340 Peachtree Road, Suite 1225, Atlanta, GA 30326.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of Joseph B. Marsh, sometimes referred to as the "Reporting Person" or "Mr. Marsh."

         Mr. Marsh is filing this Schedule 13D to report an increase in his beneficial ownership of securities of the Company since the Schedule 13D filed on June 3, 2003, on account of additional acquisitions made since that time. See
Item 5.

         Mr. Marsh is currently employed by Magic Arts & Entertainment, Inc., which produces entertainment shows. Mr. Marsh's place of employment is his home in Akron, Ohio. Formerly, Mr. Marsh was employed by SFX Entertainment, Inc. ("SFX") which later became Clear Channel Communications, Inc. ("Clear Channel"). On August 1, 2000, SFX merged with Clear Channel. Mr. Marsh's employment contract with SFX/Clear Channel expired on July 31, 2001. SFX/Clear Channel has a contract with the Company for the presentation of Titanic exhibits throughout the world.

         Mr. Marsh's address is 605 Surfside Drive, Akron, Ohio 44319. Mr. Marsh is also a residential tenant in Florida at 2040 N. Bay, Miami, FL 33139. Mr. Marsh is a citizen of the United States.

         During the last five years, Mr. Marsh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Marsh has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         With his own personal funds, Mr. Marsh made an open market purchase on the following date and in the following amount since his filing of a Schedule 13D on June 3, 2003:

--------------------------------------------------------------------------------
     DATE         NO. OF SHARES         PRICE PER SHARE     TOTAL CONSIDERATION
--------------------------------------------------------------------------------
   06/27/03          75,000                 $  0.40             $ 30,000.00

         In addition to the open market purchase identified above, Mr. Marsh purchased a total of 383,000 shares from Anne Hill and White Star Management, Inc. ("White Star"), a company of which Anne Hill is believed to be a principal. The total purchase price for the 383,000 shares was $100,000 to be paid in two
(2) $50,000 installments. On September 26, 2003, Mr. Marsh received 133,000 shares from Anne Hill, an individual, and paid to Anne Hill the sum of $50,000 in personal funds by wire transfer. These shares were being held by the seller in street name and were transferred from a brokerage account to one of Mr. Marsh's brokerage accounts.

         The completion of the sale of the remaining 250,000 shares was delayed while the transfer agent and the Company determined the status of whether restrictions would prevent their transfer. When it was determined to Mr. Marsh's satisfaction that the sale could be completed, the second installment of $50,000 in personal funds


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was paid by Mr. Marsh by wire transfer on October 14, 2003 to
White Star for the remaining 250,000 shares. These shares were not held in street name by White Star, and Mr. Marsh is awaiting receipt of a new share certificate from the Company's transfer agent. Because the purchase price was paid in two equal installments, but the number of shares transferred by Anne Hill and White Star, respectively, were not equal, for bookkeeping purposes, Mr. Marsh allocated the purchase price as follows: $50,000 for 133,000 shares, or $0.376 per share; and $50,000 for 250,000 shares, or $0.20 per share.

         The acquisition of 75,000 shares on June 27, 2003, the acquisition of 133,000 shares on September 26, 2003, and the acquisition of 250,000 shares on October 14, 2003 comprise a total of 458,000 shares acquired since the filing of Mr. Marsh's June 3, 2003 Schedule 13D.


ITEM 4. PURPOSE OF TRANSACTION.

         As disclosed in Mr. Marsh's June 3, 2003 Schedule 13D, the purpose of the purchases identified in Item 3 was to average down the cost of his holdings.

         In addition to the purchases identified above, Mr. Marsh is considering the purchase of a considerable number of additional shares of the Company in the near future in order to average down the cost of his holdings. The amount of shares that Mr. Marsh would actually purchase would depend on prevailing market conditions. However, as reported in his June 3, 2003 Schedule 13D, Mr. Marsh has been considering the possibility of purchasing as many as 7,000,000 additional shares of the Company, inclusive of those identified in Item 3 above and in his prior Schedules 13D, between now and approximately May 2004.

         Except as disclosed above and elsewhere in this Schedule 13D, Mr. Marsh has not formulated any plans or proposals which relate to or would result in any of the following: (i) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above. However, Mr. Marsh may change any of his current intentions, acquire additional shares of Common Stock, sell or otherwise dispose of all or any part of the Common Stock owned by him or take any other action with respect to the Company or any of its securities in any manner permitted by law depending upon future business and financial considerations.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) Based on the Quarterly Report on Form 10-Q of the Company filed on July 18, 2003, for the period ended May 31, 2003, there were 18,675,047 shares of Common Stock outstanding as of July 10, 2003. In the aggregate, Mr. Marsh currently beneficially owns 3,291,768 shares. These shares represent 17.63% of the Common Stock outstanding as of July 10, 2003, as reported by the Company in its Quarterly Report on Form 10-Q filed on July 18, 2003.

         (b) Mr. Marsh has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares identified in Item 5(a).

         (c) With his own personal funds, Mr. Marsh made an open market purchase on the following date and in the following amount since his filing of a Schedule 13D on June 3, 2003:


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--------------------------------------------------------------------------------
     DATE         NO. OF SHARES         PRICE PER SHARE     TOTAL CONSIDERATION
--------------------------------------------------------------------------------
   06/27/03          75,000                 $  0.40             $ 30,000.00

         In addition to the open market purchase identified above, Mr. Marsh purchased a total of 383,000 shares from Anne Hill and White Star Management, Inc. ("White Star"), a company of which Anne Hill is believed to be a principal. The total purchase price for the 383,000 shares was $100,000 to be paid in two
(2) $50,000 installments. On September 26, 2003, Mr. Marsh received 133,000 shares from Anne Hill, an individual, and paid to Anne Hill the sum of $50,000 in personal funds by wire transfer. These shares were being held by the seller in street name and were transferred from a brokerage account to one of Mr. Marsh's brokerage accounts.

         The completion of the sale of the remaining 250,000 shares was delayed while the transfer agent and the Company determined the status of whether restrictions would prevent their transfer. When it was determined to Mr. Marsh's satisfaction that the sale could be completed, the second installment of $50,000 in personal funds was paid by Mr. Marsh by wire transfer on October 14, 2003 to White Star for the remaining 250,000 shares. These shares were not held in street name by White Star, and Mr. Marsh is awaiting receipt of a new share certificate from the Company's transfer agent. Because the purchase price was paid in two equal installments, but the number of shares transferred by Anne Hill and White Star, respectively, were not equal, for bookkeeping purposes, Mr. Marsh allocated the purchase price as follows: $50,000 for 133,000 shares, or $0.376 per share; and $50,000 for 250,000 shares, or $0.20 per share.

The acquisition of 75,000 shares on June 27, 2003, the acquisition of 133,000 shares on September 26, 2003, and the acquisition of 250,000 shares on October 14, 2003 comprise a total of 458,000 shares acquired since the filing of Mr. Marsh's June 3, 2003 Schedule 13D.

          (d).    None.

          (e).    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         There are no current contracts, arrangements, understandings or relationships between Mr. Marsh and any other person with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


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         SIGNATURE PAGE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule 13D with respect to such person is true, complete and correct.



Date:  October 14, 2003                              /s/ Joseph B. Marsh
                                            ----------------------------------
                                                       Joseph B. Marsh



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